Exhibit 99.1

Quhuo Regains Compliance with Nasdaq Continued Listing Requirements

BEIJING, CHINA – October 17, 2024 – Quhuo Limited (Nasdaq: QH) (“Quhuo” or the “Company”), a leading gig economy platform focusing on local life services in China, today announced that it received notification from The Nasdaq Stock Market LLC (“Nasdaq”) confirming the Company has regained compliance with Nasdaq’s minimum market value of publicly held shares requirement under Nasdaq Listing Rule 5450(b)(1)(C) and minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1). The Company is now in compliance with all Nasdaq continued listing criteria.

About Quhuo Limited

Quhuo Limited is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

Source: Quhuo Limited

For further information: Quhuo Limited, E-mail: pr@meishisong.cn